THAICOM
THAICOM PUBLIC COMPANY LIMITED

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 1100[redacted]
Tel. (66) 2591-0736 to 49, 2596 5060, Fa[redacted]
www.thaicom.net, www.ipstar.com

08003319

RECEIVED
2008 JUN 18 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 2, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office Shin Satellite Public Co Ltd

Re: Information Filing to the Stock Exchange of Thailand of ~~Thaicom Public Company~~ Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 047/2008**

  Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in May 2008

  Date: June 2, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

PROCESSED
JUN 20 2008
THOMSON REUTERS

6/18

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 2, 2008

RECEIVED
2008 JUN 18 P 12: 23
FICE OF INTERNATIONAL CORPORATE FINANCE

TC-CP 047/2008

June 2, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in May 2008.

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	4,400,100	5,894,200	7,562,100	10,033,800
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	6.279	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:2.04490	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in May 2008, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	410,800	-	-	-
No. of remaining unexercised warrants (units)	100,000	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	840,043	-	-	-
No. of remaining shares reserved for warrants (shares)	204,557	6,026,200	7,732,100	10,058,800

* Maturity date of ESOP Grant 2 on May 29, 2008. (5 years from the issuing date)

END